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SEC FILE NUMBER
8-70298

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 05/01/21 (MM/DD/YY) AND ENDING 04/30/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Lockton Capital, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

444 West 47th Street, Suite 900
(No. and Street)

Kansas City	MO	64112
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Susan Hayes	(609) 642-6593	shayes@pattentraining.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Armanino LLP
(Name – if individual, state last, first, and middle name)

6 CityPlace Dr., Suite 900	St. Louis	MO	63141
(Address)	(City)	(State)	(Zip Code)

10/20/03	32
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMD

OATH OR AFFIRMATION

I, Elizabeth Bailey, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Lockton Capital, LLC, as of 4/30, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: Elizabeth Bailey

Title: Chief Compliance Officer

Kim T. Jupiter

Notary Public

KIM T. JUPITER
NOTARY PUBLIC
My Commission Expires September 13, 2025
MECKLENBURG COUNTY, NC

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Armanino LLP
6 Cityplace Drive
Suite 900
St. Louis, MO 63141-7194
314-983-1200 main
armaninoLLP.com

armanino

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Lockton Capital, LLC
Kansas City, Missouri

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Lockton Capital, LLC (a Missouri limited liability company, the "Company") as of April 30, 2022, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Lockton Capital, LLC as of April 30, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Lockton Capital, LLC's management. Our responsibility is to express an opinion on Lockton Capital, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Lockton Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information included at pages 10 - 12 has been subjected to audit procedures performed in conjunction with the audit of Lockton Capital, LLC's financial statements. The supplemental information is the responsibility of Lockton Capital, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Lockton Capital, LLC's auditor since 2020.

Armanino LLP

Armanino LLP
St. Louis, Missouri

June 28, 2022

LOCKTON CAPITAL, LLC

Financial Statements and Supplementary Information

April 30, 2022

(With Report of Independent Registered Public Accounting Firm Thereon)

LOCKTON CAPITAL, LLC

Balance Sheet

April 30, 2022

Assets		
Cash	$	-
Prepaid expenses		2,050
Total assets	$	2,050
Liabilities and Member's Equity		
Accrued liabilities	$	-
Total liabilities		-
Member's equity		2,050
Total liabilities and member's equity	$	2,050

See accompanying notes to financial statements.

LOCKTON CAPITAL, LLC

Statement of Operations

Year Ended April 30, 2022

	Successor		Predecessor	
	Period from April 22, 2022 Through April 30, 2022		Period from May 1, 2021 Through April 21, 2022	
Revenue:				
Fee income	$	-	$	57,000
Expenses:				
General and administrative		305		115,840
Net profit (loss)	$	(305)	$	(58,840)

See accompanying notes to financial statements.

LOCKTON CAPITAL, LLC

Statement of Changes in Member's Equity

Year Ended April 30, 2022

	Paid-in capital	Retained earnings (deficit)	Total
Balance, April 30, 2021 (Predecessor)	$ 980,000	$ (266,765)	$ 713,235
Capital distributions to member	(652,040)	-	(652,040)
Net loss for period May 1, 2021 through April 21, 2022 (Predecessor)	-	(58,840)	(58,840)
Balance, April 21, 2022 (Predecessor)	327,960	(325,605)	2,355
Elimination of predecessor retained earnings	(327,960)	327,960	-
April 22, 2022 initial capitalization (Successor)	-	2,355	2,355
Net loss for the period April 22, 2022 through April 30, 2022 (Successor)	-	(305)	(305)
Balance, April 30, 2022 (Successor)	$ -	$ 2,050	$ 2,050

See accompanying notes to financial statements.

LOCKTON CAPITAL, LLC

Statement of Cash Flows

Year Ended April 30, 2022

	Successor	Predecessor
	Period from April 22, 2022 Through April 30, 2022	Period from May 1, 2021 Through April 21, 2022
Cash flows from operating activities:		
Net profit (loss)	$ (305)	$ (58,840)
Changes in operating assets & liabilities:		
Fees receivable	-	13,500
Prepaid expenses and other assets	305	373,149
Accrued expenses and other liabilities	-	(272,603)
Affiliates, net	-	(134,967)
Net cash used in operating activities	-	(79,761)
Cash flows from financing activities:		
Cash distributions to member	-	(652,040)
Net cash used in financing activities	-	(652,040)
Change in cash and cash equivalents	-	(731,801)
Cash and cash equivalents, beginning of year	-	731,801
Cash and cash equivalents, end of year	$ -	$ -
Supplemental disclosure of cash flow information:		
Cash paid for operating leases	$ -	$ 60,771

See accompanying notes to financial statements.

LOCKTON CAPITAL, LLC
Notes to Financial Statements
April 30, 2022

(1) Nature of Operations

Lockton Capital, LLC (the Company), a subsidiary of NC Securities Holdco, LLC (Parent), is organized in the state of Missouri. On December 20, 2019, the Company was approved to conduct business as a registered broker-dealer in securities under the Securities Exchange Act of 1934. The Company has exemptive status as a stand-alone broker-dealer, operating as a limited broker-dealer on its own behalf and is approved to conduct certain securities activities related to investment banking and capital market transactions, including private placements, mergers and acquisitions, and best-efforts underwritings. The Company's clients are mainly institutional and corporate clients. The Company does not maintain custody or receive customer funds or securities; customer accounts are held by plan vendors. Furthermore, the Company does not maintain a clearing arrangement with any firm and handles individual accounts on an application way basis direct with the fund company or carrier. The Company is a member of the Financial Industry Regulatory Authority (FINRA), and the Securities Investor Protection Corporation (SIPC) and is subject to the rules and regulations of each agency.

(2) Summary of Significant Accounting Policies

(a) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

(b) Cash

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents. (See Note (2)(d).

(c) Income Taxes

The Company is considered a "pass-through" entity under the Internal Revenue Code and, therefore, does not pay federal corporate income taxes on its taxable income. Instead, income is reported on its member's federal income tax return. Accordingly, no income taxes have been recorded in the financial statements for the year ended April 30, 2022.

(d) Business Combination

On April 22, 2022 (the acquisition date), American Equity Investment Life Holding Company (AEL), an Iowa corporation, completed its acquisition of all of the issued and outstanding membership interest of the Company from Lockton Operating Companies, LLC (the predecessor) with the intention of acquiring a registered broker-dealer in good standing. AEL immediately contributed its ownership interest to NC Securities Holdco, LLC (Parent), a

North Carolina limited liability company.

The Company has elected not to apply pushdown accounting under Financial Accounting Standards Board Accounting Standards Codification (FASB ASC) 805-50-25-4.

As of the acquisition date, the Company did not have any assets or liabilities other than a prepaid Flex-Funding Account with FINRA with a balance of $2,355. (Application for a new bank account is pending.) Regulatory fees charged to the Flex-Funding Account from the acquisition date until April 30, 2022 were $305, leaving a balance of $2,050 at April 30, 2022.

(e) ***Fair Value of Financial Instruments***

Fair value is the price that would be received to sell an asset or paid to transfer a liability (exit price) in an orderly transaction between market participants at the measurement date. The objective of a fair value measurement is to determine that price for each financial instrument at each measurement date. The Company meets this objective using various methods of valuation that include market, income and cost approaches.

The Company categorizes its financial instruments into three levels of fair value hierarchy based on the priority of inputs used in determining fair value. The hierarchy defines the highest priority inputs (Level 1) as quoted prices in active markets for identical assets or liabilities. The lowest priority inputs (Level 3) are the Company's own assumptions about what a market participant would use in determining fair value such as estimated future cash flows. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, a financial instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the financial instrument. The Company categorizes financial assets and liabilities recorded at fair value in the consolidated balance sheets as follows:

Level 1 - Quoted prices are available in active markets for identical financial instruments as of the reporting date. The Company does not adjust the quoted price for these financial instruments, even in situations where the Company holds a large position and a sale could reasonably impact the quoted price.

Level 2 - Quoted prices in active markets for similar financial instruments, quoted prices for identical or similar financial instruments in markets that are not active; and models and other valuation methodologies using inputs other than quoted prices that are observable.

Level 3 - Models and other valuation methodologies using significant inputs that are unobservable for financial instruments and include situations where there is little, if any,

market activity for the financial instrument. The inputs into the determination of fair value require significant management judgment or estimation. Financial instruments that are included in Level 3 are securities for which no market activity or data exists and for which the Company used discounted expected future cash flows with its own assumptions about what a market participant would use in determining fair value.

The Company did not have any financial instruments as of April 30, 2022.

(f) Revenue Recognition

The Company follows the guidance in FASB ASC 606, *Revenue from Contracts with Customers*, which requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

The Company's revenue is comprised of fees paid directly by clients for consulting services with respect to facilitation of investment banking and capital markets transactions focused on connecting business opportunities in the insurance space with alternative capital. Consulting fees represent the stand ready obligations that are recognized over time during the contract term. Fees are billed monthly with a payment due date within 30 days of the invoice date. Additionally, certain fee-based arrangements may include a percentage of the total transaction price upon settlement when the capital is successfully called through a private placement. These fees are recognized at a point in time as the Company fulfills its performance obligation upon closing the transaction. No significant judgements were made in applying the revenue recognition policy.

The Company earned $57,000 in revenue during the year from consulting services to one customer. Of this amount, $4,500 was a retainer fee earned over time and $52,500 was a success fee earned upon consummation of a transaction.

(3) Leases

The Company had operating lease liabilities and right-of-use assets, net in the amount of $268,903 and $228,023, respectively related to real estate and equipment leases as of April 30, 2021.

On July 1, 2021 entities that were affiliates of the Company at the time accepted assignment of the

Company's lease liabilities and right-of-use assets, net in the amount of $198,209 and $168,867, respectively. As a result, the balances were derecognized on the Company's books at that time. Rent expense of $58,869 has been recognized in the statement of operations for the period ended April 21, 2022.

(4) Transactions with Affiliates

Prior to the acquisition date, the Company received or provided services from or to affiliated entities, respectively. These services included, but were not limited to, general executive management, general legal counsel, treasury, tax, financial accounting, information technology services, subscriptions, insurance, and various other support functions. Net fees charged for these services were $19,662 for the year ended April 30, 2022. These charges were an allocation of costs incurred by the affiliated entities and were accounted for in accordance with agreements among these parties.

The Company will have a Management Agreement with its Parent which will incorporate essentially the same services going forward. At April 30, 2022, the Company had no amounts receivable from or payable to its Parent or affiliates.

(5) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), and treated as a registered broker dealer, which requires the maintenance of minimum net capital defined as the greater of $5,000 or a ratio of aggregate indebtedness to net capital. As of April 30, 2022, the Company had a net regulatory capital deficiency of $5,000 since the firm was unable to open a new bank account immediately after the acquisition and had no allowable assets.

(6) Impacts of Coronavirus Disease 2019 (COVID-19)

For the year ended April 30, 2022, the Company's operations were not materially affected by the ongoing outbreak of the COVID-19, which was declared a pandemic by the World Health Organization in March 2020. The full extent and duration of the impact of COVID-19 on the Company's operations and financial position is currently unknown and depends on uncertain and unpredictable developments. Management does not believe COVID-19 will negatively impact the long-term operations of the Company.

(7) Subsequent events

The Company has evaluated subsequent events from the balance sheet date through June 28, 2022, the date at which the financial statements were available to be issued and determined there are no other items to disclose.

Schedule I

LOCKTON CAPITAL, LLC

Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission

April 30, 2022

Net capital:		
Total member's equity	$	2,050
Total member's equity qualified for net capital		2,050
Add additions to net worth		-
Less nonallowable assets:		2,050
Net capital before haircuts		-
Less haircuts and undue concentration		-
Net capital		-
Aggregate indebtedness		-
Percentage aggregate indebtedness to net capital		
Computation of net capital requirement:		
Minimum net capital requirement*	$	5,000
Net capital deficiency	$	(5,000)
Net capital in excess of 120% of required net capital	$	(6,000)
Ratio of aggregate indebtedness to net capital		N/A

Net capital, as computed above, does not differ materially from that reported by the Company in Part IIA of the unaudited FOCUS Report on Form X-17A-5, May 23, 2022, at April 30, 2022.

* The minimum net capital required is calculated by taking the greater of $5,000 or 6.67% of Aggregate Indebtedness at April 30, 2022. 6.67% of Aggregate Indebtedness was calculated to be $0 ($0 x 6.677% = $0).

See accompanying report of independent registered public accounting firm.

Schedule II

LOCKTON CAPITAL, LLC

Computation of Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

April 30, 2022

This computation is not applicable to Lockton Capital, LLC, as the Company, which is an acquisitions and private placement business, qualifies for exemption under Rule 15c3-3 at April 30, 2022.

See accompanying report of independent registered public accounting firm.

Schedule III

LOCKTON CAPITAL, LLC

Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

April 30, 2022

Information relating to possession or control requirements is not applicable to Lockton Capital, LLC, as the Company, which is an acquisitions and private placement business, qualifies for exemption under Rule 15c3-3 at April 30, 2022.

See accompanying report of independent registered public accounting firm.

LOCKTON CAPITAL, LLC

Independent Accountant's Review Report on Management's Assertion Pursuant to Exemption Form 17 C.F.R. §240.15c3-3(k)

APRIL 30, 2022

armanino

Armanino LLP
6 Cityplace Drive
Suite 900
St. Louis, MO 63141-7194
314-983-1200 main
armaninoLLP.com

armanino

Report of Independent Registered Public Accounting Firm

Board of Directors
Lockton Capital, LLC
Kansas City, Missouri

We have reviewed management's statements, included in the accompanying Exemption Report, pursuant to SEC Rule 17a-5, in which (1) Lockton Capital, LLC (the "Company") did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing the Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 ("Footnote 74") because the Company: limited its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, did not receive, hold, or otherwise owe funds or securities for or to customers, and did not carry accounts of or for customers, and throughout the year ended April 30, 2022, without exception. The Company's management is responsible for its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Lockton Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Armanino LLP

Armanino LLP
St. Louis, Missouri

June 28, 2022

LOCKTON CAPITAL, LLC
444 West 47th Street, Suite 900
Kansas City, MO 64112

Lockton Capital, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-S, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-S(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, and the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers throughout the period May 1, 2021 to April 30, 2022, without exception.

____
Lockton Capital, LLC

I, Elizabeth Bailey, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Sign: Elizabeth Bailey Date: June 28, 2022

Elizabeth Bailey
Chief Compliance Officer
444 W. 47th Street, Suite 900
Kansas City, MO 64112
SEC Filing #8-70298
FINRA CRD #300285